Exhibit 99.1

Autohome Inc. Announces Unaudited First Quarter Ended March 31, 2019 Financial Results

First Quarter Net Revenues Were RMB1.61 Billion, Exceeding the High End of the Company’s

Guidance, Representing an Increase of 25.1% Year-over-Year

Net Income Attributable to Autohome Inc. Increased by 33.9% Year-over-Year to RMB646.3 Million

BEIJING, May 8, 2019 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights1

•	Net Revenues in the first quarter of 2019 were RMB1,611.9 million ($240.2 million), exceeding the high end of the Company’s original guidance of RMB1,585.0 million ($236.2 million).

•	Net Income attributable to Autohome Inc. in the first quarter of 2019 increased by 33.9% year-over-year to RMB646.3 million ($96.3 million).

•	Adjusted net income attributable to Autohome Inc. (Non-GAAP) in the first quarter of 2019 increased by 34.7% year-over-year to RMB700.6 million ($104.4 million).

First Quarter 2019 Operational Highlights

•

Mobile Traffic Leadership Continues: In March 2019, the total number of average daily unique visitors who accessed the Company’s mobile websites and primary application reached 30.2 million, representing an increase of 14% compared to March 2018, further solidifying the Company’s dominant position in the auto vertical sector in China.

•

Newly Launched Channels and Search Product Enhanced Traffic Expansion: The Company continued to expand its content portfolio by adding new categories that cater to users’ needs. Energy Vehicle and Mini Short Video channels achieved new traffic records every month. Carso, the Company’s self-developed intelligent search engine, providing aggregated car-related information, also experienced rapid traffic ramp up.

Mr. Min Lu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “We achieved a solid set of operating and financial results for the first quarter of 2019, despite the weak macro-economic conditions. Our media, leads generation and new initiatives all contributed to the strong revenue growth of 25% year-over-year. We are also excited to see the continued ramp up of our traffic with mobile DAU increased by 14% year-over-year, further solidifying our mobile leadership. All of these reflect the success of Autohome as a leading auto ecosystem supported by artificial intelligence, big data and cloud technologies, providing diverse and customized contents for users, and generating unique value for our automaker/dealer partners. We will continue enhancing our core competitiveness and business fundamentals through investments in these areas.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.7112 on March 29, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Mr. Jun Zou, Chief Financial Officer of Autohome, added, “We started off the year 2019 by delivering top-line growth momentum which surpassed our original guidance. We also generated consistent profitability with adjusted net income attributable to Autohome increased by 35% year-over-year through effective financial control policies, increasing operational leverage and prudent cost management. Our results validate the power of our overall offerings and execution efficiency. Looking towards the rest of 2019, we remain committed to driving growth and profitability while investing in future growth potentials.”

Overview of Key Financial Results for the First Quarter 2019

Key Financial Results

(In RMB Millions except for per share data)	1Q2018	1Q2019	% Change
Net Revenues	1,288.1	1,611.9	25.1%
Net Income attributable to Autohome Inc.	482.8	646.3	33.9%
Adjusted Net Income attributable to Autohome Inc.[2] (Non-GAAP)	520.0	700.6	34.7%
Diluted Earnings Per Share[3]	4.05	5.41	33.6%

Unaudited First Quarter 2019 Financial Results

Net Revenues

Net revenues in the first quarter of 2019 were RMB1,611.9 million ($240.2 million) compared to RMB1,288.1 million in the corresponding period of 2018.

•

Media services revenues increased by 10.1% to RMB643.2 million ($95.8 million) from RMB584.2 million in the corresponding period of 2018. The increase was mainly attributable to an increase in average revenue per automaker advertiser as automakers continued to allocate a greater portion of their advertising budgets to Autohome, which provides an increasingly diversified and optimized portfolio of products.

[2]

Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

[3]	Each ordinary share equals one ADS.

•

Leads generation services revenues increased by 20.2% to RMB734.1 million ($109.4 million) from RMB610.8 million in the corresponding period of 2018. The increase was primarily attributable to the increase in average revenue per paying dealer.

•

Online marketplace and others revenues increased by 152.1% to RMB234.6 million ($35.0 million) from RMB93.1 million in the corresponding period of 2018. This increase was primarily attributable to the increased contribution from the auto-financing business and data products.

Cost of Revenues

Cost of revenues were RMB184.5 million ($27.5 million) from RMB146.1 million in the corresponding period of 2018. In addition, cost of revenues included share-based compensation expenses of RMB3.9 million ($0.6 million) during the first quarter of 2019, compared to RMB1.1 million for the corresponding period of 2018.

Operating Expenses

Operating expenses were RMB846.1 million ($126.1 million) in the first quarter of 2019, compared to RMB689.7 million in the corresponding period of 2018. The increase was mainly due to the increases in sales and marketing expenses and product development expenses as the Company continues to invest in future growth opportunities.

•

Sales and marketing expenses were RMB509.7 million ($76.0 million) in the first quarter of 2019, compared to RMB398.0 million in the corresponding period of 2018. The increase was primarily due to an increase in salaries and benefits of sales and marketing staff and offline execution expenses. Sales and marketing expenses for the first quarter of 2019 included share-based compensation expenses of RMB13.2 million ($2.0 million), compared to RMB11.5 million in the corresponding period of 2018.

•

General and administrative expenses were RMB67.8 million ($10.1 million) in the first quarter of 2019, compared to RMB62.9 million in the corresponding period of 2018. General and administrative expenses for the first quarter of 2019 included share-based compensation expenses of RMB14.9 million ($2.2 million), compared to RMB12.2 million in the corresponding period of 2018.

•

Product development expenses were RMB268.6 million ($40.0 million) in the first quarter of 2019 compared to RMB228.8 million in the corresponding period of 2018. The increase was primarily due to an increase in salaries and benefits to product development staff. Product development expenses for the first quarter of 2019 included share-based compensation expenses of RMB21.2 million ($3.2 million), compared to RMB11.3 million in the corresponding period of 2018.

Operating Profit

Operating profit increased by 25.7% to RMB657.5 million ($98.0 million) from RMB523.2 million in the corresponding period of 2018.

Income tax expense

Income tax expense increased by 15.0% to RMB119.5 million ($17.8 million) in the first quarter of 2019, from RMB103.9 million in the corresponding period of 2018, primarily attributable to an increase in taxable income.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased by 33.9% to RMB646.3 million ($96.3 million) from RMB482.8 million in the corresponding period of 2018. Basic and diluted earnings per share/per ADS or “EPS” were RMB5.47 ($0.82) and RMB5.41($0.81), respectively, compared to basic and diluted EPS of RMB4.11 and RMB4.05, respectively, in the corresponding period of 2018.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased by 34.7% to RMB700.6 million ($104.4 million) from RMB520.0 million in the corresponding period of 2018. Non-GAAP basic and diluted EPS were RMB5.93 ($0.88) and RMB5.87 ($0.87), respectively, compared to non-GAAP basic and diluted EPS of RMB4.43 and RMB4.36, respectively, in the corresponding period of 2018.

Balance Sheet and Cash Flow

As of March 31, 2019, the Company had cash and cash equivalents and short-term investments of RMB10.48 billion ($1,561.0 million). Net cash provided by operating activities in the first quarter of 2019 was RMB418.0 million ($62.3 million).

Employees

The Company had 4,295 employees as of March 31, 2019.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB2,275.0 million ($339.0 million) to RMB2,305.0 million ($343.5 million) in the second quarter of fiscal year 2019, representing a 21.7% to 23.3% year-over-year increase. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, May 8, 2019 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong:	+852-3027-6500
China Domestic:	8009-880-563
United Kingdom:	0800-026-1542
International:	+1 646-722-4977
Passcode:	83021438#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 14, 2019:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	319317203#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Anita Chen

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-5730-6200

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share data)

	For three months ended March 31,
	2018	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	584,150	643,235	95,845
Leads generation services	610,830	734,087	109,382
Online marketplace and others	93,074	234,606	34,957

Total net revenues	1,288,054	1,611,928	240,184

Cost of revenues	(146,141)	(184,454)	(27,485)

Gross profit	1,141,913	1,427,474	212,699

Operating expenses:
Sales and marketing expenses	(398,032)	(509,724)	(75,951)
General and administrative expenses	(62,880)	(67,758)	(10,096)
Product development expenses	(228,790)	(268,573)	(40,019)

Total operating expenses	(689,702)	(846,055)	(126,066)

Other income, net	70,996	76,038	11,330

Operating profit	523,207	657,457	97,963

Interest income	64,042	114,221	17,019
Loss from equity method investments	(1,890)	(1,582)	(236)
Fair value change of other non-current assets	—	(4,026)	(600)

Income before income taxes	585,359	766,070	114,146

Income tax expense	(103,905)	(119,525)	(17,810)

Net income	481,454	646,545	96,336

Net loss/(income) attributable to noncontrolling interests	1,329	(236)	(35)
Net income attributable to Autohome Inc.	482,783	646,309	96,301

Earnings per share for ordinary shares
Basic	4.11	5.47	0.82
Diluted	4.05	5.41	0.81

Weighted average shares used to compute earnings per share attributable to common stockholders:

Basic	117,323,795	118,229,887	118,229,887
Diluted	119,164,166	119,385,615	119,385,615

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended March 31,
	2018	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	482,783	646,309	96,301
Plus: income tax expense	103,905	119,525	17,810
Plus: depreciation of property and equipment	21,263	25,326	3,774
Plus: amortization of intangible assets	2,904	2,917	435

EBITDA	610,855	794,077	118,320

Plus: share-based compensation expenses	36,035	53,187	7,925

Adjusted EBITDA	646,890	847,264	126,245

Net income attributable to Autohome Inc.	482,783	646,309	96,301
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,138	1,139	170
Plus: share-based compensation expenses	36,035	53,187	7,925

Adjusted Net Income attributable to Autohome Inc.	519,956	700,635	104,396

Non-GAAP Earnings per share for ordinary shares

Basic	4.43	5.93	0.88
Diluted	4.36	5.87	0.87

Weighted average shares used to compute earnings per share attributable to common stockholders:

Basic	117,323,795	118,229,887	118,229,887
Diluted	119,164,166	119,385,615	119,385,615

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET4

(Amount in thousands, except as noted)

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	211,970	868,769	129,451
Short-term investments	9,849,488	9,607,613	1,431,579
Accounts and notes receivable, net	2,795,835	2,649,263	394,753
Amounts due from related parties, current	34,047	44,664	6,655
Prepaid expenses and other current assets	249,977	483,467	72,039

Total current assets	13,141,317	13,653,776	2,034,477

Non-current assets
Restricted cash, non-current	5,000	5,000	745
Property and equipment, net	170,198	148,149	22,075
Goodwill and intangible assets, net	1,543,682	1,540,765	229,581
Long-term investments	70,979	69,397	10,340
Deferred tax assets	90,179	99,577	14,837
Other non-current assets	734,846	889,983	132,612

Total non-current assets	2,614,884	2,752,871	410,190

Total assets	15,756,201	16,406,647	2,444,667

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,439,948	2,284,155	340,350
Advance from customers	75,017	98,027	14,606
Deferred revenue	1,510,726	1,502,220	223,838
Income tax payable	119,210	157,973	23,539
Amounts due to related parties	19,868	26,867	4,003

Total current liabilities	4,164,769	4,069,242	606,336

Non-current liabilities
Other liabilities	24,068	60,568	9,025
Deferred tax liabilities	455,921	447,079	66,617

Total non-current liabilities	479,989	507,647	75,642

Total liabilities	4,644,758	4,576,889	681,978

Equity
Total Autohome Inc. Shareholders’ equity	11,135,278	11,853,357	1,766,205
Noncontrolling interests	(23,835)	(23,599)	(3,516)

Total equity	11,111,443	11,829,758	1,762,689

Total liabilities and equity	15,756,201	16,406,647	2,444,667

[4]

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (“ASU 2016-02”). Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. The Company has finalized its analysis and the most significant impact is the recognition of right-of-use assets and lease liabilities for operating lease related to office buildings and internet data center (“IDC”) facilities. The Company adopted this guidance effective January 1, 2019 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. As of March 31, 2019, operating lease right-of-use assets (included in other non-current assets) of RMB154.7 million (US$23.1 million), operating lease liabilities, current (included in accrued expenses and other payables and amounts due to related parties) of RMB116.7 million (US$17.4 million) and operating lease liabilities, non-current (included in other liabilities) of RMB36.5 million (US$5.4 million) was recognized on the consolidated balance sheet.